File No. 70-9543




                       UNITED STATES OF AMERICA
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



Application of Northeast     )       CERTIFICATE PURSUANT TO
Utilities and Northeast      )       RULE 24 UNDER THE PUBLIC
Generation Services          )       UTILITY HOLDING COMPANY ACT
Company on Form U-1          )       OF 1935


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended June 30, 2001, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

   As of June 30, 2001, NU's aggregate investment in EWGs was approximately $469.5 million, or 79% of its average Consolidated Retained Earnings of approximately $597.7 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG:

NU Consolidated Capitalization

                                     As of June 30, 2001
                                     -------------------
                                     (thousands
                                      of dollars)    %
                                     ------------  ----

Common shareholders' equity          $2,122,662    31.4%
Preferred stock                         116,200     1.7
Long-term and short-term debt         2,409,907    35.6
Rate reduction bonds                  2,118,400    31.3
                                     ----------   -----
                                     $6,767,169   100.0%
                                     ==========   =====

3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

Retained Earnings statement as of June 30, 2001

                                                                      NU
                                            NGC                  CONSOLIDATED
                                            ---                  ------------
                                                 (Thousands of Dollars)

Beginning balance as of April 1, 2001    $ 33,981                 $  593,646
Additions:
   Net income                              13,214                     46,732
Deductions:
   Dividends declared-common shares          -                       (30,130)
                                         --------                 ----------
Ending balance as of June 30, 2001       $ 47,195                 $  610,248
                                         ========                 ==========

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

   NGC
   Twelve months ended June 30, 2001

   (Thousands of Dollars)

   Revenues                 $134,681

   Net Income               $ 40,220




                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



/s/ John J. Roman
    -----------------------------
    John J. Roman
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    August 23, 2001